UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 24, 2009

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Commission File Number 001-33434

CREDIT SUISSE

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

This report is being filed by Credit Suisse Group AG and Credit Suisse to be incorporated by reference in their Registration Statement on Form F-3 (file no. 333-158199).

Media Release

Credit Suisse and Deutsche Bank Announce Settlement with Huntsman Corporation

•	Banks Each Pay USD 316 Million
•	All Litigation Against Credit Suisse, Deutsche Bank and Their Affiliates Dropped

Frankfurt am Main/New York/Zurich, June 23, 2009 Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Deutsche Bank Securities Inc. (“Deutsche Bank”), today announced that they have entered into an agreement with Huntsman Corporation (“Huntsman”) to end all litigation among Credit Suisse, Deutsche Bank and their affiliates and Huntsman.

Credit Suisse and Deutsche Bank have chosen to resolve the matter for USD 316 million each. In addition, Credit Suisse and Deutsche Bank will each provide USD 550 million of senior debt financing to Huntsman International LLC, a subsidiary of Huntsman, to be repaid over seven years. These loans will benefit Huntsman’s capital structure and strengthen the Banks’ historically strong lending relationships with Huntsman.

The Banks said, “While we believe strongly in the merits of our case, we felt it was in our best interests to resolve the litigation for USD 316 million each. We are pleased to have the litigation behind us.”

Information

Media Relations Credit Suisse New York, telephone +1 212 325 0932, bruce.corwin@credit-suisse.com

Media Relations Credit Suisse Zurich, telephone +41 844 33 88 44, media.relations@credit-suisse.com

Investor Relations Credit Suisse, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Media Relations Deutsche Bank New York, telephone +1 212 250 4516, john-t.gallagher@db.com

Media Relations Deutsche Bank New York, telephone +1 212 250 7253, ted.meyer@db.com

Investor Relations Deutsche Bank New York, telephone +1 212 250 7125, db.ir@db.com

Investor Relations Deutsche Bank Frankfurt, telephone +49 69 910 35395

Credit Suisse

As one of the world’s leading banks, Credit Suisse provides its clients with private banking, investment banking and asset management services worldwide. Credit Suisse offers advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as retail clients in Switzerland. Credit Suisse is active in over 50 countries and employs approximately 46,700 people. Credit Suisse’s parent company, Credit Suisse Group, is a leading global financial services company headquartered in Zurich. Credit Suisse Group’s registered shares (CSGN) are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Deutsche Bank

Deutsche Bank (XETRA: DBKGN.DE / NYSE: DB) is a leading global investment bank with a strong and profitable private clients franchise. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With 80,277 employees in 72 countries, Deutsche Bank competes to be the leading global provider of financial solutions for demanding clients creating exceptional value for its shareholders and people. Deutsche Bank Securities Inc., member NYSE, FINRA and SIPC, is the investment banking and securities arm of Deutsche Bank in the United States.

Media Release
June 23, 2009 Page 2/2

Credit Suisse cautionary statement regarding forward-looking information

This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

•	our plans, objectives or goals;
•	our future economic performance or prospects;
•	the potential effect on our future performance of certain contingencies; and
•	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

•	the ability to maintain sufficient liquidity and access capital markets;
•	market and interest rate fluctuations;
•

the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2009 and beyond;

•	the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
•	further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
•	the ability of counterparties to meet their obligations to us;
•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
•	political and social developments, including war, civil unrest or terrorist activity;
•	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
•	operational factors such as systems failure, human error, or the failure to implement procedures properly;
•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
•	the effects of changes in laws, regulations or accounting policies or practices;
•	competition in geographic and business areas in which we conduct our operations;
•	the ability to retain and recruit qualified personnel;
•	the ability to maintain our reputation and promote our brand;
•	the ability to increase market share and control expenses;
•	technological changes;
•	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
•	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
•	the adverse resolution of litigation and other contingencies;
•	the ability to achieve our cost efficiency goals and other cost targets; and
•	our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk Factors.

Deutsche Bank AG Forward-Looking Statements:

This release contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of 24 March 2009 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse
Date: June 24, 2009
/s/ Charles Naylor
Head of Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse